February 13, 2009

Mr. Larry Spirgel
Mail Stop 3720
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Somerset International Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007

Form 10-Q for the quarters ended March 31 and June 30, 2008
File No. 000-10854

Dear Mr. Spirgel:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”).  We are in receipt of your comment letter dated January 30, 2009 regarding the above referenced filings.  As requested in your letter, we are providing responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Item l. Description of Business, page 1

1.
In future filings, describe in more detail the nature of your products and services.  For example, consider including the type of information provided in your response to our comments concerning revenue recognition.

Answer:	In future filings, we will describe in more detail the nature of our products and services.

Note 2 – Significant Accounting Policies

K. Revenue Recognition, page F-10

2.
We refer to your response to prior comment 1.  Based on the guidance in paragraph 2 of EITF 00-21, the sale of equipment and your installation services should be evaluated as deliverables in a single arrangement since the pricing is established at the same time.  Tell us how you evaluated the criteria in paragraph 9 of EITF 00-21 in determining whether each of these deliverables is a separate unit of accounting.  Also discuss how you allocated the total consideration under this arrangement to the units of accounting, using the guidance in paragraphs 11 through 16.

Answer:                      The sale of equipment and installation services are not deliverables as a single arrangement even though the pricing is established at the same time.  Each of the elements are independent of each other and do not rely on the execution of the other element in order to record the transactions (i.e., the Company could install the equipment of another vendor or another vendor could install the Company’s equipment).  There is no allocation of the total consideration for these two separate transactions.  Each item is priced independently of the other.  There is a price list from the manufacturer for the equipment that the Company uses for its pricing to the customer.  The Company then estimates the amount of time to install the equipment and prices its installation services accordingly.  The Company competes with other companies that have the same products and services and has to price its products and services competitively. Plus, the subsequent loss of an installation contract (that was agreed to on a purchase order) after the equipment delivery has occurred would have no bearing on the invoice price of the sold equipment.

3.
In your response, separately discuss the nature of the equipment sold and the installation services provided for fire detection products and security systems.  Also describe in more detail the nature of the installation and programming services you perform and the installation performed by electrical or general contractors.  Identify which functions are proprietary to Somerset and which functions may be performed by any fire alarm or security products distributor or contractor.

Answer:                       There are no functions that are proprietary to Somerset.  Any of the functions may be performed by another fire alarm or security products distributor or contractor.

The equipment is purchased by Somerset from various manufacturers with which Somerset has non-exclusive distribution agreements.  The prices are fixed by the manufacturer and marked up by Somerset within a competitive environment in which other companies similar to Somerset may also submit prices on the same projects.  The pricing for the equipment is established separately (there is no master contract) and the purchase order is signed by the customer.  The purchase order states that payment is due when the equipment is delivered to the customer’s location.  This equipment sale is standalone and the customer also takes title to the equipment, subject to normal trade receivable terms, which has a market value that is established by price lists.  The Company is not obligated to provide any other deliverable under this portion/element of the purchase order.  The Company’s installation services, if applicable, comes later in the process and they have nothing to do (e.g. obligations, performance requirements, etc.) with the electrical installation.  As an example of this, if the customer never has the electrical work performed; the Company obviously can’t provide their installation services but the customer is responsible for payment for the equipment.

An installation includes the following four elements:

1)	Rough-in (installing conduit/wire and electrical boxes)
2)	Devicing (mounting alarms, control panels, and connecting to electric current)
3)	Commissioning (programming the alarms and control panel, start-up, and initial testing)
4)	Final acceptance by the customer.

Somerset typically does numbers 3 and 4.  Any fire alarm or security products distributor or contractor can do any or all of the above.  The pricing for installation services, if applicable, is established on the same purchase order as the equipment.  However, using the same purchase order is done for the sake of customer convenience rather than to evidence any type of single interdependent arrangement (ie. there is no interdependent arrangement in that the cancellation of the installation has no bearing on the price of the equipment).  The primary installation services are the final connections to the electrical and the individual testing of the equipment pieces.  All of these installation services are done after the customer contracted and supervised electrical work is completed.

In future filings, disclose in the notes to the financial statements the nature and significant terms of your arrangements as required by paragraph 18 of EITF 00-21.

Answer:                      At this time, as described above in the answers to number 2 and 3, the Company does not have any multiple deliverable arrangements to be disclosed as required by paragraph 18 of EITF 00-21.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN